Notice of Exempt Solicitation (TSLA)

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant:  Tesla Inc. (TSLA)
Name of person relying on exemption: John Chevedden,
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for both Simple Majority Vote Proposals, the binding Proposal 6 and the advisory Proposal 13

Vote against Mr. Ira Ehrenpreis, Chair of the Tesla Governance Committee

The reason to vote for both Proposal 6 and 13 is that Proposal 6 requires a 66-2/3% vote from all shares outstanding and a substantial number of Tesla shares do not vote. Thus there is serious a risk that proposal 6 will fail because so many Tesla shares do not vote.

Proposal 13 requires a 50.1% vote from those shares that vote at the Tesla annual meeting. It is important that at least one simple majority vote proposal be approved at the Tesla annual meeting. The topic of Proposal 6 and 13 routinely obtains more than 90% support from the shareholders at a wide range of companies.

It is important to note that the 2024 shareholder proposal for annual election of each Tesla director received 54% support at the 2024 Tesla annual meeting. The usual practice for companies, that value their relationship with shareholders, is to put such a successful advisory shareholder proposal on the ballot as a binding company proposal at the next annual meeting. Tesla failed to do so.

Thus Mr. Ira Ehrenpreis, Chair of the Tesla Governance Committee, deserves an against vote at the 2025 Tesla annual meeting. It is important that each Tesla director be accountable to a shareholder vote every year and Mr. Ehrenpreis needs to be reminded of this.